

17017613

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-30466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sigma Financial Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Parkland Plaza
(No. and Street)

Ann Arbor	MI	48103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon Rydell — 734-663-1611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

171 North Clark, Suite 200	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



Financial Industry Regulatory Authority

RECEIVED
2017 MAR 15 PM 12:56
SEC / TM

SEC
Mail Processing
Section
MAR 15 2017
Washington DC
414

February 27, 2017

Brandon Rydell
Chief Financial Officer
Sigma Financial Corporation
300 Parkland Plaza
Ann Arbor, MI 48103

RE: Sigma Financial Corporation 2016 Annual Audit Report

Dear Mr. Rydell:

In reply to your letter dated February 24, 2017 please be advised that your request for an extension of time in which to file the required annual audited financial report as of December 31, 2016 pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 10 business-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before **March 15, 2017** could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Regards,

Dan Opalka
Principal Regulatory Coordinator

cc: Herani Dansamo
Fax: (240) 386-5172

SEC Regional Office
175 West Jackson Blvd., Suite 900
Chicago, IL 60604
Fax: (312) 353-7398

Sigma Financial Corporation

Financial Statements and
Supplementary Information
Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934
December 31, 2016

OATH OR AFFIRMATION

I, Brandon Rydell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sigma Financial Corporation, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President

Title



Notary Public

SCOTT RHOADES
Notary Public - Michigan
Monroe County
My Commission Expires Aug 7, 2020
Acting in the County of WASHTENAW

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sigma Financial Corporation
Index
December 31, 2016

 Grant Thornton

Grant Thornton LLP
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370

T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Sigma Financial Corporation

We have audited the accompanying statement of financial condition of Sigma Financial Corporation (a Michigan corporation) (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma Financial Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial

statements, or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
March 14, 2017

Sigma Financial Corporation
Statement of Financial Condition
December 31, 2016

Assets	
Cash, restricted cash and cash equivalents	$ 9,385,696
Commissions receivable	2,441,099
Receivable from clearing broker	492,062
Interest receivable	8,257
Receivable from representatives	111,630
Other receivables	1,773,681
Fixed assets, net of accumulated depreciation	47,329
Other assets	1,629,050
Total assets	$ 15,888,804
Liabilities and Stockholder's Equity	
Commissions payable	$ 2,281,631
Management fees payable	110,649
Accounts payable and other liabilities	3,720,012
Total liabilities	6,112,292
Stockholder's equity	
Common stock class A and B, $1 par value, 50,000 aggregate shares authorized 49,000 aggregate shares issued and outstanding	49,000
Additional paid-in capital	7,550,000
Retained earnings	2,177,512
Total stockholder's equity	9,776,512
Total liabilities and stockholder's equity	$ 15,888,804

The accompanying notes are an integral part of these financial statements

Sigma Financial Corporation
Statement of Operations
Year Ended December 31, 2016

Revenues	
Commissions	$49,291,557
Representative fees	2,687,962
Interest	115,655
Account fees and other charges	970,854
Sponsorship revenues	404,137
Other revenues	1,325,365
Total revenues	54,795,530
Expenses	
Commission expense	42,085,034
Management fee expenses	3,975,101
Insurance	2,513,116
Litigation and legal fees	3,673,743
Regulatory and licensing fees	297,845
Clearing and brokerage	332,233
Computer support and software	656,843
Other expenses	1,281,838
Total expenses	54,815,753
Net loss	$ (20,223)

The accompanying notes are an integral part of these financial statements

Sigma Financial Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

	Common Stock Class A		Common Stock Class B		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
Balances, January 1, 2016	10	$10	48,990	$ 48,990	$ 5,150,000	$ 2,209,055	$ 7,408,055
Net loss						(20,223)	(20,223)
Additional paid-in capital from shareholder					2,400,000		2,400,000
Distributions to shareholder						(11,320)	(11,320)
Balances, December 31, 2016	10	$10	48,990	$ 48,990	$ 7,550,000	$ 2,177,512	$ 9,776,512

The accompanying notes are an integral part of these financial statements

Sigma Financial Corporation
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities	
Net loss	$ (20,223)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation expense	22,414
Changes in assets and liabilities	
Increase in receivable from clearing broker	(12,532)
Decrease in commissions receivable	160,999
Increase in receivable from representatives	(28,234)
Increase in interest receivable	(1,150)
Increase in other receivables	(928,651)
Decrease in other assets	539,306
Decrease in commissions payable	(1,058,788)
Decrease in management fees payable	(48,900)
Decrease in accounts payable and other liabilities	(426,712)
Net cash used in operating activities	(1,802,471)
Cash flows from financing activities	
Distributions paid to shareholder	(10,220)
Capital contributions	2,400,000
Net cash provided by financing activities	2,389,780
Net increase in cash and cash equivalents	587,309
Cash, restricted cash and cash equivalents, beginning of year	8,798,387
Cash, restricted cash and cash equivalents, end of year	$ 9,385,696

Supplemental cash flow information:
Interest Paid $11,551

The accompanying notes are an integral part of these financial statements

1. Summary of Significant Accounting Policies

Organization and Nature of Business

Sigma Financial Corporation ("Company") is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated under the laws of the State of Michigan in September 1983 and is wholly owned by Jerome S. Rydell ("Rydell").

The Company offers to its customers various investment products, including mutual funds, equity and fixed income securities, option contracts, variable life insurance policies, variable annuity contracts, and alternative investments including 1031 tenant in common programs, real estate investment trusts, oil and gas programs through independent registered representatives which operate independent branch offices located throughout the United States of America and/or territories.

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) clearing transactions on a fully disclosed basis through its clearing firm, National Financial Services, LLC ("NFS"), and on a subscription-way basis with registered investment companies, insurance and annuity providers and other products offerings. The Company does not hold customer funds or safekeep customer securities.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents, and Restricted Cash

The Company's cash and cash equivalents consist of funds on deposit primarily in corporate checking accounts and money markets at financial institutions (Note 5). Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market funds are stated at cost, which approximates fair value.

Restricted cash and restricted cash equivalents represent amounts on deposit at financial institutions that are legally restricted due to contract terms with NFS, other financial institutions, or due to the SEC rules and regulations. Included on the statement of financial condition is a restricted cash deposit for margin requirements at NFS in the amount of $75,000, and other cash balances on deposit with other financial institutions in the amount of $10,077.

Cash and cash equivalents	$9,300,619
Restricted Cash	85,077
Total cash, restricted cash and cash equivalents shown in the statement of cash flows	$9,385,696

The Financial Accounting Standards Board issued Accounting Standards Updated No. 2016-18, Statement of Cash Flows ("ASC Topic 230") in November of 2016. ASC Topic 230 provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows and becomes effective for fiscal years beginning after December 15, 2017 with early adoption being permitted. The Company has elected early adoption of ASC Topic 230 for the fiscal year of 2016.

Commissions Receivable and Commissions Payable

Commission receivables represents the dealer concessions, including 12b-1 receivables, owed to the Company from investment companies, insurance and annuity companies, and other product offerings for the solicitation or sale of their investments and products to customers.

Commissions payable are the amounts owed to registered representatives of the Company for their services, sales commissions and 12b-1 fees earned related to customer securities transactions.

Receivable from Clearing Broker

Receivable from clearing broker are the net amounts owed from NFS to the Company for dealer concessions, markups on riskless securities transactions and account fees and other charges. These revenues and expenses result from customer securities transactions introduced by the Company and cleared by NFS. Amounts recorded include receivables and their revenues from security transactions on a trade date basis which have not been collected by NFS. Amounts receivable from and payable to NFS are recorded net of any related clearing fees and liabilities in receivable from clearing broker on the accompanying statement of financial condition in accordance with FASB ASC 210, *Balance Sheet Offsetting*.

Interest due to the Company from NFS is recorded in interest receivable.

Receivables from Representatives

Affiliation fees, commission charge backs, and other costs that are the responsibility of registered representatives are offset against amounts owed to registered representatives for their commissions payable. If the balance of the debits owed to the Company exceed the amount owed to the registered representative then the balance owed to the Company is recorded as a receivable.

Registered representatives are responsible for their registration and licensing costs which are collected by the Company on behalf of the registered representatives and submitted to the Central Registration Depository. The amounts owed from the registered representatives for the registration and licensing costs are also included in receivables from representatives.

Other Receivables

Other receivables include amounts relating to sponsorship revenues, promissory notes, trade receivables and any receivables relating to errors and omissions insurance indemnification provisions for various costs associated with litigation or arbitrations brought against the Company.

The Company makes periodic loans, promissory notes or advances ("Notes") to associated persons. These Notes typically have stated interest rates above the prime rate and have maturities of three years or less. The interest income is recorded when earned. As of December 31, 2016, the outstanding principal balance of the notes was $10,090.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 12 years. Maintenance and repairs of assets are expensed as incurred.

Fixed assets consisted of the following at December 31, 2016:

Office equipment	$334,109
Less: Accumulated depreciation	(286,780)
Fixed assets, net of accumulated depreciation	$ 47,329

Other Assets
Other assets consist primarily of prepaid expense of $1,171,722 for payments to the Central Registration Depository for licensing and registration costs, national and regional conference deposits, unamortized cost for errors and omissions insurance policy(s), surety bond and financial institution bond premiums. Prepaid expenses are expensed as incurred or amortized using the straight line method over the policy or contract period.

Under certain circumstances, the Company provides financial support to contracted registered representatives by executing forgivable loans or signing bonuses. The forgivable loans have contract terms that require the registered representative to remain registered with the Company for a stated period typically ranging from 3 to 7 years and may contain provisions requiring yearly minimum production requirements. The Company realizes the economic benefit over the passage of time and upon satisfaction of any minimum production provisions at which time the loan principal is forgiven and amortized using the straight-line method over the stated period. As of December 31, 2016 the unamortized principal balance for the forgivable loans is $391,796 and is included in other assets.

Signing bonuses that contain contract terms that requires the representative to remain associated with the Company for a certain period are amortized using the straight-line method over the stated period. Agreements that do not contain term provisions are expensed when incurred. As of December 31, 2016 the unamortized balances for signing bonuses is $63,777.

If the terms of the signing bonus or forgivable loan are breached by the registered representative, the registered representative is liable under the terms of the agreement to make payment to the Company. For a signing bonus, the registered representative is liable for the entire amount of the signing bonus. Forgivable loans requires the registered representative to make payment of the principal and accrued interest amounts outstanding as of their prior anniversary date.

Accounts Payable and Other Liabilities
Included in accounts payable and other liabilities is $262,411 related to the general operating expenses owed to unrelated third parties. Also included are amounts due to various states for assessments and fees, shareholder withholdings (Note 2), loss contingencies (Note 4), and unearned revenues.

Unearned revenues of $6,000 are related to sponsorship revenues which the payments are collected in advance and revenue is recognized when earned.

Fair Value Measurement
The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I Unadjusted quoted prices in an active, accessible market to identical assets or liabilities.

Level II Other inputs that are directly or indirectly observable in the marketplace. There are no financial assets or liabilities classified as Level II.

Level III Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Revenues and Expenses
In the statement of operations, commission revenues include dealer concessions from investment company shares and servicing fees, securities transactions net of execution charges through NFS, alternative investments, insurance policies, and annuity contracts, from customer securities transactions. Commission revenues as well as the related commission expense are recorded on a trade date or accrual basis.

Representative fees consist of monthly fixed fees charged to registered representatives. The fees cover various costs and services the Company provides to registered representatives such as portfolio analysis, technology support, and errors and omissions insurance premiums which are recorded on an accrual basis.

The Company earns interest on its cash balances on deposit with financial institutions (Note 5). A majority of the interest income is earned on Company and customer deposits with NFS. NFS credits the Company interest based on a sharing agreement in which the Company is credited a percentage of the interest that NFS earns on certain deposits, fully paid lending services and margin borrowings of customers introduced by the Company.

Account fees and other charges in the statement of operations are fees and other revenues earned from its relationship with NFS that are not related to customer trade executions or interest sharing agreements.

Sponsorship revenues are earned by providing investment product companies the opportunity to market their services and products to the registered representatives of the Company. The sponsors are provided direct marketing to the Company's registered representatives and can also attend conferences and seminars that are hosted by the Company. Sponsorship payments received in

advance of being earned are recorded as unearned revenues and subsequently recognized as revenue when earned.
Other revenues include license and registration processing fees for registered representatives, software and subscription revenues charge to registered representatives, and various other revenues the Company earned in the normal course of business.

Commission expenses are the amounts that are due to registered representatives for their commissions earned. Commission expense varies for each registered representative and is calculated as a percentage of commission revenues.

Management fee expenses are costs incurred from the Company's relationship with BD Ops for services provided to the Company (Note 3).

The Company incurs insurance expenses related to errors and omissions policy(s), fidelity bonds and other various insurance expenses. A majority of insurance expense in the statement of operations are from errors and omissions insurance policy(s) and are amortized and expensed over the policy period.

Litigation and legal fees are costs associated with general attorney fees and arbitrations or complaints that are brought against the Company from customer transactions. The costs incurred include attorney fees, arbitration filing fees, court filing fees, defense costs, reserves for settlements, and any settlements paid to claimants (Note 4).

Regulatory and licensing expenses are amounts assessed to the Company by FINRA, state regulatory agencies, and the Security Investor Protection Corporation for dues and costs associated with the securities industry.

Clearing and brokerage expenses are incurred for non-trade related transactions and services that are provided by NFS. Some of the various services that NFS provides to the Company include account maintenance, custodial fees, costs associated with customer trade confirmations and account statements. Technology expenses charged to the Company by NFS are recorded in computer support and software.

The Company utilizes numerous software programs and related systems that are included in computer support and software. Various systems and related software are used by the Company and/or registered representatives for financial planning and asset allocation, customer account servicing, and compliance.

Other expenses in the statement of operations include interest expense of $12,756 and expenses related to accounting, bad debt expenses, bank services charges, conferences, consultants not related to litigation or legal, postage and freight, depreciation, amortized costs related to forgivable loans and signing bonuses for registered representatives, state assessments and fees for doing business in those states, and other expenses incurred in the normal course of business. Also included in other expenses are advertising costs of $75,726 which are expensed when incurred.

The Financial Accounting Standards Board issued the Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, Topic 606 and subsequent updates No. 2015-14, 2016-08, 2016-10, 2016-12, 2016-20 ("ASC Topic 606"). ASC Topic 606 supersedes revenue recognition requirements in Topic 605, Revenue Recognition and other specific revenue guidance and becomes

effective for annual reporting periods beginning after December 15, 2017. The Company has evaluated ASC Topic 606 and its revenue recognition policies to determine what effect, if any, that the accounting standard updates would have on the financial reporting and accounting policies of the Company. The Company has concluded that ASC Topic 606 should not have a material financial impact on the Company when implemented in accordance with the standard.

Income Taxes
The Company is organized and taxable under the applicable provisions of the Internal Revenue Code as an S Corporation. Under such provision, the Company is not subject to federal income tax. The stockholder is liable for the taxes, if any, on their distributive share of income.

2. Stockholder's Equity

The Company makes periodic distributions to its stockholder based on the cash balances, net capital, and net income of the Company. Distributions are recognized when declared and included in the statement of changes in stockholder's equity. There were no distributions to the shareholder in 2016.

Certain states require flow-through withholding of the shareholder's distributive income due to the S-Corporation election. The Company makes payment to those states on behalf of the shareholder in addition to any composite tax returns that the Company has elected to file. Distributions also include $11,320 which was recorded for shareholder withholdings.

During the 2016 the shareholder contributed capital to the Company in the amount of $2,400,000 which was recorded as additional paid in capital. The contribution was in the form of transfers of capital from affiliated Companies on behalf of the shareholder.

3. Related Party Transactions

The Company receives various services such as personnel including management, the use of telecommunications, office space, systems and equipment, and other general and administrative support from BD Ops, a company owned by Rydell and a trust under the control of Rydell.

BD Ops has a formal management services agreement with the Company, Parkland Securities, LLC ("Parkland") a registered broker-dealer, and Sigma Planning Corporation ("SPC") a registered investment advisor with the SEC, all of which are related parties by common ownership. Whereby BD Ops provides such services to the Company, Parkland, and SPC and the Company pays a management fee expense to BD Ops for the services received.

The management expenses are allocated between the Company, Parkland, and SPC based on their pro-rata share of their combined cash receipts from commission, advisory and consulting revenues and their combined number of registered representatives and IARs. For the year ended December 31, 2016 the Company recorded management expenses of $3,975,101 in the statement of income and as of December 31, 2016 the Company accrued $110,649 due to BD Ops in accordance with the management agreement.

SPC and BD Ops are subject to a Base Security Agreement with Sammons Securities, Inc. ("SSI") in which SPC and BD Ops have been pledged as collateral to secure the payment and performance for a loan from SSI to Jerome S. Rydell. The loan was entered into by the parties to allow financing of the

sale of Parkland from SSI to Jerome S. Rydell and a Trust under the control of Jerome S. Rydell. In the event of a default or acceleration of the indebtedness and if not cured within the applicable cure or grace period, SSI shall have the right to the collateral.

4. Commitments and Contingencies

The Company is subject to litigation, arbitrations and regulatory actions in the ordinary course of its business. The Company has pending arbitrations and litigation actions which have been filed against the Company for damages in the execution of securities transactions. The claims filed allege damages ranging from $75,000 to $2,600,000 on a per claim basis. Some of the claims are not covered, by errors and omissions insurance or have claim amounts in excess of errors and omissions insurance policy limits.

Management with the assistance of legal counsel evaluates the claims on an ongoing basis as information becomes available. In accordance with FASB ASC 450, Loss Contingencies, claims where it is probable a loss will be incurred and where a reasonable estimate of that loss could be made, the Company recorded a liability in connection with such claims.

For claims where a reasonable estimate of loss could not be made due to the uncertainty of the outcome of litigation or arbitration, the Company has not recorded a liability due to its inability to make a reasonable estimate of loss in accordance with FASB ASC 450. The Company has nonetheless recorded an estimate for the defense costs of such claims. Further, these claims in which a reasonable estimate of loss could not be made due to the uncertainty of the outcome of litigation or arbitration standards of FASB ASC 450 may nonetheless be material.

On December 15, 2015 the company received a reservation of rights notice from one of its insurers for the Company's excess errors and omissions policy relating to the July 20, 2014 through July 20, 2015 policy year. The reservation of rights letter provided a preliminary analysis of coverage whereby the insurer identified circumstances under which coverage under such policy may be denied when the underlying or primary policy limits are exhausted. The Company disagreed with the reservation of rights notice in all material respects and obtained legal counsel to review the preliminary analysis. The dispute has been resolved during the fiscal year and is reflected in these financial statements.

At December 31, 2016, the Company recorded a loss contingency of $3,446,046 in accounts payable and other liabilities for potential losses and costs associated with the defense of these matters and are included in litigation and legal fees in the statement of income.

For unasserted claims that may occur against the Company, an estimate of loss cannot be reasonably made and none have not been recorded.

On September 23, 2015 the Company filed a complaint in the United States District Court, Central District of California, Southern Division against one of the Company's errors and omissions insurers and three insurance brokers relating to a coverage dispute. The dispute is from the Company's claims based, excess coverage, errors and omissions policy that was purchased in 2012 in which the insurer denied customer claims relating to certain arbitrations brought against the Company. The Company is seeking damages of over $1,000,000 for indemnification and litigation costs incurred and paid by the Company in connection with the customer claims. All customer claims under such policy have been resolved with the exception of one, which an estimate of loss has been recorded. The claim is still

pending and unresolved and as of the issuance of these financial statements an estimate of recovery cannot be made so none have been recorded.

5. Concentrations of Credit Risk

The Company maintains a majority of its cash balances in several accounts at NFS and two financial institutions located in Michigan and Ohio. The balances with the financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2016, the Company had uninsured cash balances of $5,842,875 with the financial institutions.

The cash balances with NFS and other financial institutions are also not covered by FDIC and the uninsured amounts are $3,228,272 as of December 31, 2016.

6. Guarantees and Indemnification

FASB ASC 460, *Guarantees*, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties.

Securities transactions of the Company's customers are introduced and cleared through NFS. Pursuant to the clearing agreement, NFS has the right to seek reimbursement from the Company for certain losses, account debit balances and margin requirements that may result from customer transactions if the customer does not cover such losses, outstanding amounts due or satisfy margin requirements. The Company's policy is to minimize the related off balance sheet risk and exposure through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business.

The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote. As of December 31, 2016 there has not been a material reimbursement request received or outstanding.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $5,874,485 which was $5,466,999 in excess of its required net capital of $407,486. The Company's ratio of aggregate indebtedness to net capital was 1.04 to 1.

The Company claims exemption from Customer Protection-Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k)(2)(ii). The Company introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds. Customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold customer funds or safekeep customer securities.

8. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the date these financial statements were issued.

On April 8, 2016, the Department of Labor ("DOL") of the United States issued its final rule, 29 CFR Parts 2509, 2510, and 2550, defining and amending who is a fiduciary of an employee benefit plan and individual retirement accounts under the Internal Revenue Code of 1986 ("DOL Fiduciary Rule"). The DOL also amended certain Prohibited Transaction Exemptions 75-1, 84-24, 86-128, 77-4, 80-83, 83-1 and issued the Best Interest Contract Exemption. The Fiduciary Rule became effective on June 7, 2016 and has an applicability date of April 10, 2017. Under the DOL Fiduciary Rule persons who provide investment advice or recommendations for a fee or other compensation with respect to assets of a plan or IRA will be treated as a fiduciary and subject to the DOL Fiduciary Rule. As a fiduciary, the person will have to comply with higher standards to avoid conflicts of interest, disclose any conflicts of interests, implement and design controls to comply with such standards and regulations, and to receive no more than reasonable compensation on recommendations and transactions subject to the DOL Fiduciary Rule.

The Company continues to evaluate and assess the DOL Fiduciary Rule and any guidance provided by the DOL and consultants as the Company makes assessments and implements systems to comply with the DOL Fiduciary Rule. At this time the Company cannot reasonably estimate the impact the DOL Fiduciary Rule will have on the Company's financials.

Supplemental Schedules

Sigma Financial Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Schedule I

Net capital		
Total stockholder's equity qualified for net capital		$ 9,776,512
Deductions and/or charges		
Total nonallowable assets		
Commission receivable		340,522
Representative fees receivable		111,630
Other receivable		1,773,681
Fixed assets		47,329
Other assets		1,627,295
Total nonallowable assets		3,900,457
Other deductions and/or charges		-
Net capital before haircuts		5,876,055
Haircuts on other securities		1,570
Net capital		$ 5,874,485
Aggregate indebtedness		$ 6,112,292
Computation of basic net capital requirements Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$ 407,486
Minimum dollar net capital requirement	(B)	250,000
Net capital requirement (greater of (A) or (B))		407,486
Excess net capital (net capital, less net capital requirement)		$ 5,466,999
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 5,263,256
Ratio of aggregate indebtedness to net capital		1.04 to 1

There are no material differences between the computation above and the computation included in the corresponding unaudited FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2016.

Sigma Financial Corporation
Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016 **Schedule II**

The Company claims exemption under Section (k)(2)(ii) of Rule 15c3-3.



Exemption Report
For Year Ended December 31, 2016

We as members of management of Sigma Financial Corporation (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision"). To the best of our knowledge and belief we state the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(2)(ii), and

2. We met the identified exemption provision throughout the period from January 1, 2016 to December 31, 2016, except as follows whereby certain customer checks were not transmitted by noon of the next business day following receipt.

   In 1,586 instances customer checks were received at our branch offices, mailed to our OSJ for review and processing, and thereafter transmitted to our clearing firm no later than next business day following receipt at the OSJ, but later than noon of the next business day following the initial receipt in our branch offices. These exceptions are due to the two-business-day delay involved in sending customer checks from our branch offices to the OSJ via postal mail or courier service. The following is a month-by-month breakdown of these exceptions by percentage:

Month	Percentage
January	11%
February	9%
March	13%
April	13%
May	8%
June	7%
July	6%
August	8%
September	6%
October	8%
November	4%
December	7%

   Second, we identified four checks that inadvertently were not transmitted by noon of the next business day following receipt:

Number of Checks	Date Received	Date Forwarded
1	Monday, 03/07/16	Monday, 04/11/16
1	Tuesday, 03/29/16	Monday, 04/11/16
1	Tuesday, 03/29/16	Monday, 04/11/16
1	Monday, 11/07/16	Friday, 12/09/16

Sigma Financial Corporation

Brandon Rydell

3/14/17
Date

300 Parkland Plaza | Ann Arbor, Michigan 48103-9508 | (734) 663-1611 | Fax: (734) 663-0213 | www.sigmafinancial.com

Report of Independent Registered Public Accounting Firm on Exemption Report

 Grant Thornton

Grant Thornton LLP
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370

T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Sigma Financial Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sigma Financial Corporation (a Michigan corporation) (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2106, except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Chicago, Illinois
March 14, 2017